Akers Biosciences, Inc.

201 Grove Road

Thorofare, New Jersey 08086

December 14, 2017

VIA EDGAR

Irene Paik

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Akers Biosciences, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed December 14, 2017

File No. 333-221746

Dear Ms. Paik:

By letter dated December 14, 2017, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Akers Biosciences, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Amendment No. 2 to Registration Statement on Form S-1 filed on December 14, 2017. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. We are filing Amendment No. 3 to the Registration Statement on Form S-1 (the “Filing”) along with this response letter. For your convenience, the comments are listed below, followed by the Company’s responses.

Amendment No. 2 to Registration Statement on Form S-1 filed December 14, 2017

Cover Page

1.	We note that you have not included the amount of securities that are included in the overallotment option. We also note that the underwriter may purchase additional shares of common stock "and/or" warrants. Please revise here and elsewhere as appropriate to clearly indicate the amount of each security that will be included in the over-allotment option.

Response: In response to the Staff’s comment, we have disclosed in the Filing here and elsewhere the amount of each security (the shares of common stock and the warrants) that will be included in the over-allotment option.

John J. Gormally

Akers Biosciences, Inc.

December 14, 2017

Series B Convertible Preferred Stock, page 87

2.	We note that you have not indicated the number of shares of authorized preferred stock and the number designated as Series B Convertible Preferred Stock. In addition, we note that Exhibit 3.7 contains similar blanks and it appears that you have not executed or filed the certificate. Please tell us whether these shares will be authorized prior to effectiveness, and revise your prospectus as appropriate. If not, please advise how the shares you are registering are duly authorized and how counsel can provide such an opinion.

Response: In response to the Staff’s comment, we have included in the Filing the number of shares of authorized preferred stock and the number of shares authorized by our Board of Directors to be designated as Series B Convertible Preferred Stock. We have also clarified that we will file the Series B Preferred Certificate of Designation (i) following the effectiveness of the registration statement and (ii) prior to the closing of this offering.

Exhibit 5.1

3.	We note the language that the legal opinion "is furnished in connection with the filing of the Registration Statement and may not be relied upon for any other purpose without our prior written consent in each instance" and that "no portion of this letter may be quoted, circulated or referred to in any other document for any other purpose without our prior written consent." Purchasers in the offering are entitled to rely on the legal opinion. Please have counsel remove this language from the legal opinion.

Response: In response to the Staff’s comment, we have filed a new Exhibit 5.1 and the paragraph in question has been deleted.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

/s/ John J. Gormally

John J. Gormally

Chief Executive Officer

Akers Biosciences, Inc.

201 Grove Road

Thorofare, New Jersey 08086